	LIST OF SUBSIDIARIES	EXHIBIT 21

Name	Percentage Owned	Jurisdiction of Incorporation

American Augers, Inc.	100	Delaware
Astec, Inc.	100	Tennessee
Astec Insurance Company	100	Vermont
Astec Underground, Inc. (f/k/a Trencor, Inc.)	100	Tennessee
Breaker Technology, Inc.	100	Tennessee
Breaker Technology Ltd.	100	Ontario, Canada
Buckeye Underground, Inc.	100	Tennessee
Carlson Paving Products, Inc.	100	Washington
CEI Enterprises, Inc.	100	Tennessee
Heatec, Inc.	100	Tennessee
Johnson Crushers International, Inc.	100	Tennessee
Osborn Engineered Products SA (Pty) Ltd.	93	South Africa
Kolberg-Pioneer, Inc.	100	Tennessee
Astec Mobile Screens, Inc. (f/k/a Production Engineered Products, Inc.)	100	Nevada
Roadtec, Inc.	100	Tennessee
Telsmith, Inc.	100	Delaware